Exhibit 99.2

BROOKFIELD INFRASTRUCTURE L.P.

THIRD AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of September 12, 2018 and the Second Amendment to the Amended and Restated Limited Partnership Agreement dated August 1, 2019, effective November 30, 2018, (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 27th day of February, 2020 by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner and the Limited Partners), without the approval of the Special General Partner or any Limited Partner, may make any amendment that the Managing General Partner determines in its discretion does not adversely affect the Special General Partner and the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.109.1 “Special Income Allocation Amount” has the meaning assigned to such term in Section 4.8.3;

2.                                      Amendments to Article 4

Section 4.8 is hereby amended by adding the following provision after Section 4.8.3:

4.8.4                     Notwithstanding Sections 4.8.1 and 4.8.2, if Sections 4.8.4.1, 4.8.4.2 and 4.8.4.3 are all true in a given fiscal year of the Partnership, the Income for Canadian Tax Purposes will be allocated in the manner described below.

4.8.4.1           The Partnership acquires, buys back or otherwise purchases for cancellation Managing General Partner Units owned by BIP;

4.8.4.2           The Partnership has Income for Canadian Tax Purposes (in other words, the Partnership does not have a Loss for Canadian Tax Purposes); and

4.8.4.3           The money or property that is used by the Partnership exclusively in whole or in part to buy back such Managing General Partner Units from BIP is derived from transactions or events that give rise to positive amounts included in Income for Canadian Tax Purposes.

The lesser of (1) the amount of Income for Canadian Tax Purposes, and (2) aggregate of the positive amounts included in Income for Canadian Tax Purposes described in Section 4.8.4.3 will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to BIP. The balance (if any) of the Income for Canadian Tax Purposes (being the amount remaining after subtracting the Special Income Allocation Amount from the Income for Canadian Tax Purposes) will be allocated to all Partners in accordance with Sections 4.8.1 and 4.8.2. For greater certainty, the money or property received by BIP from the Partnership in connection with the purchase by the Partnership of Managing General Partner Units owned by BIP shall not be considered to be a “distribution” for the purposes of Sections 4.8.1 and 4.8.2.

3.                                      Effective Date

This Amendment shall be effective upon the date first written above.

4.                                      Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.                                      General

(a)                                 Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary